EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income Before Income Taxes	$207,929	$199,259	$286,422	$387,473	$346,869	$372,088	$353,366
Fixed Charges (as below)	61,742	63,665	74,155	86,900	109,245	118,809	79,996
Total Earnings	$269,671	$262,924	$360,577	$474,373	$456,114	$490,897	$433,362

FIXED CHARGES
Interest Expense	$54,246	$59,539	$66,100	$69,625	$92,068	$98,812	$64,356
Credit for Allowance for Borrowed Funds Used During Construction	4,996	1,526	5,955	7,275	2,677	5,497	4,765
Estimated Interest Element in Lease Rentals	2,500	2,600	2,100	10,000	14,500	14,500	10,875
Total Fixed Charges	$61,742	$63,665	$74,155	$86,900	$109,245	$118,809	$79,996

Ratio of Earnings to Fixed Charges	4.36	4.12	4.86	5.45	4.17	4.13	5.41